UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No 1. to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Subject Company)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Person Filing Statement)

Ordinary shares of nominal value €1.01 per ordinary share
American Depositary Shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)
(ISIN of Class of Securities)

1912EP104 (American depositary shares, each representing one ordinary share)
(CUSIP Number of Class of Securities)

Jan Gustavsson, Esq.
General Counsel, Director of Strategic Development and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

George H. White, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No.: 011-44-20-7959-8900

☐                                   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) supplements Item 9 (but no other item) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission on March 20, 2013 (the “Statement”) by Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”).  The Statement relates to the offer made by Coca-Cola HBC AG (“Coca-Cola HBC”) to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares, that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”).  The Exchange Offer is comprised of the U.S. offer and the Greek offer.

Item 9.  Exhibits

Item 9 of the Statement is hereby supplemented:

Exhibit No.	Description

(a)(1)(xxxvi)

Update Letter to Northern Ireland SIP participants (incorporated by reference to the filing made by Coca-Cola Hellenic on March 25, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola Hellenic Bottling Company S.A.

By:
/s/ JAN GUSTAVSSON
	Name:	JAN GUSTAVSSON
	Title:	GENERAL COUNSEL, DIRECTOR OF STRATEGIC
DEVELOPMENT AND COMPANY SECRETARY
	Date:	MARCH 25, 2013

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